FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Holdings, Inc. Announces Issuance of Stock Acquisition Rights (Shinkabu-Yoyaku-Ken) as Stock Option Plan]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 6, 2004	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

3

Tokyo, August 6, 2004

Nomura Holdings, Inc. Announces Issuance of Stock Acquisition Rights

(Shinkabu-Yoyaku-Ken) as Stock Option Plan

The Executive Management Board* of Nomura Holdings, Inc. (the “Company”) today approved the issuance of stock acquisition rights in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and the resolution passed at the 100th Annual General Meeting of Shareholders held on June 25, 2004. See details as attached.

Issuing stock acquisition rights enhances the incentives for directors, executive officers and employees of the Company and its subsidiaries to better their performance. It also serves to help acquire talented personnel from the outside.

In accordance with the resolution of the Compensation Committee, the Executive Management Board has determined the number of stock acquisition rights to be granted to each of the directors and executive officers of the Company.

* The Executive Management Board is made up of a number of executive officers and is charged by resolutions of the Board of Directors to determine important business matters including issuance of stock acquisition rights.

Details of Stock Acquisition Rights

1.	Issue Date of Stock Acquisition Rights

August 16, 2004

2.	Total Number of Stock Acquisition Rights to be Issued

1,634 stock acquisition rights

(The number of shares per stock acquisition right shall be 1,000 shares)

3.	Issue Price of Stock Acquisition Rights

To be issued without receipt of consideration

4.	Type / Number of Shares Under Stock Acquisition Rights

1,634,000 shares of NHI common stock

In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. After the adjustment, any fraction less than one (1) share shall be disregarded.

Adjusted Number of Shares =	Number of Shares	x	Ratio of Split
	Before Adjustment		or Consolidation

In the event that new shares are issued or the treasury shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the number of shares for the unexercised stock acquisition rights at the time of the issuance of new shares or disposition of shares shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares =	Number of Shares	x	Exercise Price Before Adjustment
	Before Adjustment		Adjusted Exercise Price

Please refer to 5. for the adjusted exercise price.

In addition to the above, in the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the number of shares shall be required, the number of shares shall be appropriately adjusted to a reasonable extent.

5.	Amount to be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of the Company in regular transactions at the Tokyo Stock Exchange in July, 2004 (excluding those dates on which no trade is made) or the closing price of the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and (ii) 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest yen.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price Before Adjustment	x	1
Ratio of Split or Consolidation

In the event that new shares are issued or shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

				Number of Outstanding Shares	+	Number of Newly Issued Shares	x	Paid-in Amount per Share
Adjusted Exercise Price	=	Exercise Price Before Adjustment	x			Market Price per Share
Number of (Outstanding + Newly Issued) Shares

Regarding the above formula, in the event that the Company sells its treasury shares, the “Number of Newly Issued Shares” shall be replaced by the “Number of Treasury Shares Sold”.

In the event of a merger, company split or capital reduction of the Company and in any other similar case where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

6.	Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights

To be determined on August 16, 2004.

7.	Amount Credited in Stated Capital of Issue Price

The amount credited in the stated capital of the issue price is equal to the amount of the Exercise Price (or the adjusted amount per share when adjusted) multiplied by 0.5, and any fraction less than one (1) yen as a result of this calculation shall be rounded up to the nearest yen.

8.	Exercise Period of Stock Acquisition Rights

From July 1, 2006 to June 30, 2011

9.	Conditions for the Exercise of Stock Acquisition Rights

(1)	Stock acquisition rights may not be exercised partly.
(2)	The holder of stock acquisition rights (the “Optionee”) must satisfy all of the following conditions:
i)	The Optionee maintains the position of director, executive officer or employee of the Company or a company (hereinafter collectively referred to as the “Company’s Subsidiary”), a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company, during the time between the granting and exercise of the stock acquisition rights. The Optionee is deemed to maintain the position of director, executive officer or employee of the Company or the Company’s Subsidiary in cases where the Optionee loses this position on account of either of the following situations:
a)	When the Optionee is a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or
b)	When the Optionee is an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.
ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following categories:
a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
b)	There is any other reason similar to a).
3.	Regarding successors of the Optionee, the Optionee must have satisfied both conditions in 2. i) and ii) above immediately prior to the occurrence of succession.

10.	Events and Conditions for Cancellation of Stock Acquisition Rights

The Company may, at any time, cancel without any compensation unexercised stock acquisition rights it has acquired.

11.	Restriction on Transfer of Stock Acquisition Rights

Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

12.	Certificates of Stock Acquisition Rights

Certificates of stock acquisition rights shall be issued only upon the request of Optionees.

13.	Number of Stock Acquisition Rights Holders

A total of 460 directors, executive officers and employees of the Company and its subsidiaries.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.